

September 25, 2015

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

Re: Yanzhou Coal Mining Company Limited
Form 20-F for the Year Ended December 31, 2014
Filed April 27, 2015
File No. 001-14714

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements
4. Significant Accounting Policies
Exploration and evaluation expenditure, page F-25

1.   Please revise your disclosure in future filings to address the following:

- Describe the types of amounts recognized as exploration and evaluation assets and discuss the specific factors that must be met before you capitalize exploration and evaluation expenditures as assets.

- Discuss the specific criteria you use in demonstrating technical feasibility and commercial viability pursuant to paragraph 17 of IFRS 6 and whether that criteria coincides with reserve determination.

Yuxiang Wu
Yanzhou Coal Mining Company Limited
September 25, 2015
Page 2

- Indicate whether exploration and evaluation assets are assessed for impairment before reclassification to another category of asset consistent with paragraph 17 of IFRS 6.

- Quantify the amounts of exploration and evaluation expenditures capitalized and expensed as of and for each of the periods presented, pursuant to paragraphs 23 through 25 of IFRS 6.

Please provide us your proposed future disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Rufus Decker, at (202) 551-3769 with questions regarding these comments.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining